UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October 2006
                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Nine-month trading update




30 October 2006


PEARSON NINE-MONTH TRADING UPDATE:
ON TRACK TO DELIVER RECORD PROFITS IN 2006


Pearson is today providing an update on its trading for the nine months to 30 September 2006.


Pearson is trading strongly and in line with our expectations. The fourth quarter is a key selling season in higher education and consumer publishing, but we remain confident that 2006 will be another good year as we increase margins and grow ahead of our markets. We continue to expect strong underlying earnings growth, good cash generation and a further significant improvement in our return on invested capital.


Highlights for the first nine months of 2006


- Pearson total sales up 11% and operating profit up 26%. Underlying sales up 5% and underlying operating profit up 15%.


- Pearson Education underlying sales up 6% with good growth in all parts:


Our School business, with sales up 7%, has taken the leading position in the US new adoption market and is gaining share in publishing, testing and school technology. It is also successfully integrating its newly-acquired businesses including AGS in special needs education, NES in teacher certification, PowerSchool and Chancery in student information systems and PBM in school publishing in Italy.


Our Higher Education business continues to benefit from its scale, its publishing breadth and its innovative online instructional services. It is maintaining its steady momentum, with sales up 3% going into the year-end selling season.


Sales in our Professional business are up 9%, driven by strong growth in Professional Testing and Government Solutions.


Across our education business, we are seeing rapid take-up of our teaching and assessment technologies and we are moving aggressively to launch them in new subject areas and geographic markets.


Pearson Education is on track to grow in the 3-5% range for the year as a whole and to improve margins, in line with our previous guidance. As previously stated, School and Professional are facing tougher comparables in the second half of the year.


- FT Group sales up 5%. The Financial Times is benefiting from its global reach and a series of new product innovations in print and online. Advertising revenue has continued to climb, up 10% in the first 9 months. IDC reported total revenues up 11% and organic revenues up 4.6% for the first nine months (under US GAAP). We continue to expect the FT Group to make further significant profit improvement in 2006 compared to 2005.


- Penguin sales up 2% with an outstanding publishing performance, adding the Man Booker prize for fiction (for Kiran Desai's The Inheritance of Loss) to the Pulitzer Prize, two Whitbread Book of the Year Awards and two Orange Prizes for fiction already won by Penguin authors this year. For the full year we continue to expect Penguin to achieve similar sales growth as in 2005, with margins improving further.


Marjorie Scardino, chief executive, said: "We still have a lot of trading ahead of us, but we are on track to produce Pearson's highest profits ever this year. That will be the result of strong performances from all parts of Pearson, together with our company-wide efforts to use our scale and technology to improve margins and create valuable new services for our customers."


Note: All growth rates are stated on an underlying basis, excluding the impact of currency movements and portfolio changes, unless otherwise stated.



For more information:

Luke Swanson/ Simon Mays-Smith/ Deborah Lincoln       + 44 (0) 207 010 2310




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: October 30, 2006

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary